Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 000-53413)

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 000-53413)

On Friday, April 29, 2016, Rovi Corporation sent the following “Frequently Asked Questions” document to employees of Rovi Corporation:

Subject: FAQs about Deal Announcement

Attachment: FAQs below

Leadership Council,

Attached are FAQs to help you communicate with your teams about the TiVo deal. These are for you to use verbally – please do not distribute.

If you have additional questions, feel free to reach out to me. Or you and your teams are welcome to use the XXX email address to submit questions.

Thank you,

Suzanne

FAQs for Leadership Council

Deal Announcement: April 29, 2016

Integration Planning Process

What does the integration planning process look like?

•	Integration is the process of combining two companies into one organization and involves bringing together elements such as systems, processes, policies, tools, resources, people and culture.

•	Integration planning spans the period between the announcement of the deal and when the deal is completed.

•	Actual integration activities begin once the transaction is completed and we are one company.

Who is on the integration team? Who will be making decisions?

•	The integration team will include leaders from both Rovi and TiVo representing their respective businesses and functions.

•	We will announce key integration team members and details in the coming weeks. The integration team will work on a defined set of activities with the goal of understanding how we’ll work together effectively as one organization.

•	To guide combined efforts, the team will have a defined governance process that will help drive fact-based decision making by appointed team leads.

How soon can Rovi employees interact with TiVo employees?

•	Until the deal is completed, discussions with TiVo team members will be directed through the Integration Planning team.

•	No customer proposals or pricing information can be shared with TiVo until the transaction closes.

•	We will continue to share updates and will communicate when the deal closes.

Teams and Organizational Structure

Do you anticipate layoffs as a result of this acquisition?

•	We anticipate there will be some overlap in roles so there will be some reductions.

•	As part of the integration planning process, this is one area that the teams will be reviewing. More broadly, the teams will look at things like systems and tools to see where we might consolidate.

•	We still need to work through the process so we don’t have specifics.

•	Our overall goal is to accelerate solutions we offer customers so that will be a consideration as we evaluate resourcing needs to maximize capabilities for various team.

•	As always, we’ll continue to review all aspects of our business on an ongoing basis to ensure that what we’re doing is consistent with our goals.

•	Our goal is to share updates with you as soon as possible.

Brand

What is the rationale for taking the TiVo name?

•	Tivo and the TiVo logo are widely recognized. As an example, the silhouette shape of the TiVo logo alone is recognized by over 90% of respondents who see it.

•	The name change reflects the company’s broader IP and Product portfolio and the combined expertise in driving the innovations of today and tomorrow in entertainment technology.

•	The new name – TiVo – allows us to build on a rich history, name recognition and an exciting future.

When will the Rovi name change? Will Rovi be a brand we retain for any marketing or products?

•	As part of the integration planning process, we’ll review our overall branding and marketing approach and will implement changes across the new company’s combined product and services in a planned fashion. Exact timing is to be determined.

•	During that time, the integration team will work through a phased approach for rolling out the TiVo brand.

TiVo’s set-top boxes have a strong group of loyal fans and supporters. What does the acquisition mean to them? Will Rovi become a consumer-facing company?

•	We know that TiVo has a dedicated base of loyal customers and a highly recognized brand.

•	We are committed for the foreseeable future to making sure they continue receiving core services with as little disruption as possible.

•	Rovi and TiVo have come together to define the next generation of entertainment discovery.

Locations

Will TiVo employees move to Rovi offices? Or vice versa?

•	For now, TiVo employees will remain in their current workspaces in San Jose and their regional sales offices

•	As a company, we continually review our real estate needs and leases to ensure we are being efficient in our operations while meeting the needs of our business.

Can Rovi employees move to TiVo offices – especially if it helps with the commute?

•	We can certainly understand the desire for people with longer commutes to work in a closer location.

•	We’ll be looking at this as part of the integration planning process, reviewing leases, heat maps and space limitations to ensure we’re being productive.

•	Until the transaction closes, it’s business as usual as both companies are separate.

•	Our general philosophy is to keep teams together.

Information

What should I do if contacted by a reporter or an industry analyst with questions about the announcement?

If you are contacted by any member of the media, industry analyst community, or an investor please do not provide any comment or answer any questions. Simply thank them for their interest and refer the person directly to the appropriate contact:

Public Relations

XXX

Investor Relations

XXX

If you have general questions, please send them to questions@rovicorp.com.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, Titan Technologies Corporation or TiVo. In connection with the Agreement and Plan of Merger among Rovi, TiVo, Titan Technologies Corporation (“Parent”), Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.

©Rovi 2016. Rovi is a registered trademark of Rovi Corporation. TiVo is a registered trademark of TiVo Inc. and/or its subsidiaries. All other brands and product names and trademarks are the registered property of their respective companies.

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